                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                         Data Systems & Software Inc.
                         ----------------------------
                               (Name of Issuer)

                        Common Stock, $0.01 par value
                       -------------------------------
                       (Title of Class of Securities)

                                  237887104
                                --------------
                                (CUSIP Number)

                              Mr. Yacov Kaufman
                   200 Route 17, Mahwah, New Jersey  07430
                ---------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              January 3, 1998
                            -------------------
           (Date of Event which Requires Filing of this Statement)

	If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box.  [ ]

	Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

	* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 25 Pages
PAGE
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CUSIP No.:  237887104                 13D                  Page 2 of 25 Pages
-----------------------------------------------------------------------------

 1.	Name of reporting person:  Cummer/Moyers Holdings, Inc.

	IRS Identification No. of above person:  75-2354593

 2.	Check the appropriate box if a member	(a) [X]
        of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.	Source of funds:  WC

 5.	Check box if disclosure of legal proceedings is required
        pursuant to Items 2(d) or 2(e)  [ ]

 6.	Citizenship or place of organization:  Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.	Sole voting power: 0

 8.     Shared voting power:  210,000 shares

 9.	Sole dispositive power:  0

10.	Shared dispositive power:  402,000 shares

11.	Aggregate amount beneficially owned by each reporting person:
	402,000 shares

12.	Check box if the aggregate amount in Row (11) excludes certain shares:  [ ]

13.	Percent of class represented by amount in Row (11):  5.46%

14.	Type of reporting person:  CO

PAGE
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CUSIP No.:  237887104                 13D                  Page 3 of 25 Pages
-----------------------------------------------------------------------------


 1.	Name of reporting person:  Cummer/Moyers Capital Advisors, Inc.

	IRS Identification No. of above person:  75-2681494

 2.	Check the appropriate box if a member	(a) [X]
        of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.	Source of funds:  WC

 5.	Check box if disclosure of legal proceedings is required
        pursuant to Items 2(d) or 2(e)  [ ]

 6.	Citizenship or place of organization:  Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.	Sole voting power:  0

 8.	Shared voting power: 0

 9.	Sole dispositive power:  0

10.	Shared dispositive power:  192,000 shares

11.	Aggregate amount beneficially owned by each reporting person:
	192,000 shares

12.	Check box if the aggregate amount in Row (11) excludes certain shares:  [X]

13.	Percent of class represented by amount in Row (11):  2.61%

14.	Type of reporting person:  IA

PAGE
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CUSIP No.:  237887104                 13D                  Page 4 of 25 Pages
-----------------------------------------------------------------------------

 1.	Name of reporting person:  Cummer/Moyers Capital Partners, Inc.

	IRS Identification No. of above person:  75-2551678

 2.	Check the appropriate box if a member	(a) [X]
        of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.	Source of funds:  WC

 5.	Check box if disclosure of legal proceedings is required
        pursuant to Items 2(d) or 2(e)  [ ]

 6.	Citizenship or place of organization:  Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.     Sole voting power:  0

 8.     Shared voting power:  210,000 shares

 9.     Sole dispositive power:  0

10.     Shared dispositive power:  210,000 shares

11.	Aggregate amount beneficially owned by each reporting person:
	210,000 shares

12.	Check box if the aggregate amount in Row (11) excludes certain shares:  [X]

13.	Percent of class represented by amount in Row (11):  2.85%

14.	Type of reporting person:  CO

PAGE
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CUSIP No.:  237887104                 13D                  Page 5 of 25 Pages
-----------------------------------------------------------------------------

 1.	Name of reporting person:  Jeffrey A. Cummer

	IRS Identification No. of above person:

 2.	Check the appropriate box if a member	(a) [X]
        of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.	Source of funds:  PF

 5.	Check box if disclosure of legal proceedings is required
        pursuant to Items 2(d) or 2(e)  [ ]

 6.	Citizenship or place of organization:  United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.	Sole voting power:  1,800 shares

 8.	Shared voting power:  220,000 shares

 9.	Sole dispositive power:  1,800 shares

10.	Shared dispositive power:  412,000 shares

11.	Aggregate amount beneficially owned by each reporting person:
	413,800 shares

12.	Check box if the aggregate amount in Row (11) excludes certain shares:  [X]

13.	Percent of class represented by amount in Row (11):  5.62%

14.	Type of reporting person:  IN

PAGE
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CUSIP No.:  237887104                 13D                  Page 6 of 25 Pages
-----------------------------------------------------------------------------

 1.	Name of reporting person:  Dwayne A. Moyers

	IRS Identification No. of above person:

 2.	Check the appropriate box if a member	(a) [X]
        of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.	Source of funds:  PF

 5.	Check box if disclosure of legal proceedings is required
        pursuant to Items 2(d) or 2(e)  [ ]

 6.	Citizenship or place of organization:  United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.	Sole voting power:  11,600 shares

 8.	Shared voting power:  220,000 shares

 9.	Sole dispositive power:  11,600 shares

10.	Shared dispositive power:  412,000 shares

11.	Aggregate amount beneficially owned by each reporting person:
	423,600 shares

12.	Check box if the aggregate amount in Row (11) excludes certain shares:  [X]

13.	Percent of class represented by amount in Row (11):  5.75%

14.	Type of reporting person:  IN

PAGE

CUSIP No.:  237887104                 13D                  Page 7 of 25 Pages
-----------------------------------------------------------------------------

 1.	Name of reporting person:  Cummer/Moyers Holdings, Inc. Profit
        Sharing Plan

	IRS Identification No. of above person:  75-2625318

 2.	Check the appropriate box if a member	(a) [X]
        of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.	Source of funds:  PF

 5.	Check box if disclosure of legal proceedings is required
        pursuant to Items 2(d) or 2(e)  [ ]

 6.	Citizenship or place of organization:  Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.	Sole voting power: 10,000 shares

 8.	Shared voting power:  0

 9.	Sole dispositive power:  10,000 shares

10.	Shared dispositive power:  0

11.	Aggregate amount beneficially owned by each reporting person:
	10,000 shares

12.	Check box if the aggregate amount in Row (11) excludes certain shares:  [ ]

13.	Percent of class represented by amount in Row (11):  0.14%

14.	Type of reporting person:  EP

PAGE
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                         DATA SYSTEMS & SOFTWARE INC.
                                SCHEDULE 13D


ITEM 1.	Security and Issuer

	The class of securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Data Systems & Software Inc., a Delaware corporation (the
"Issuer"), which has its principal executive offices located at 200 Route 17, Mahwah, New Jersey 07430.

ITEM 2.	Identity and Background

	This statement is being filed by the following beneficial owners of 425,400 (see Item 5) shares of Common Stock (approximate-ly 5.77%) of the total number of shares of Common Stock outstanding as of October 31, 1997 (collectively referred to as the "Reporting Persons"):

		Cummer/Moyers Holdings, Inc. ("Holdings") is a holding company incorporated on November 30, 1990 under the laws of the state of Texas and is principally engaged, through its wholly-owned subsidiary, Cummer/Moyers Securities, Inc., in the securities business. Holdings, through its other subsidiaries, also provides investment advisory and other financial services to its clients. The address of its principal business is 3417 Hulen Street, Fort Worth, Texas 76107.

		Cummer/Moyers Capital Partners, Inc. ("Capital Partners") is a Texas corporation which serves as the corporate general partner of Investors Strategic Partners I, Ltd., a Texas limited partnership which operates as an investment limited partnership, investing primarily in equity securities (the "Partnership"). As the corporate general partner of the Partnership, Capital Partners provides management services to the Partnership and in this capacity is responsible for investment decisions, portfolio management, and trading activities. Capital Partners is a wholly-owned subsid-iary of Holdings. The address of its principal business is 3417 Hulen Street, Fort Worth, Texas 76107.

		Cummer/Moyers Capital Advisors, Inc. ("Advisors") is a Texas corporation which is engaged in the business of providing investment advisory services. Advisors is an investment advisor registered with the Securities and Exchange Commission and is also a wholly-owned subsidiary of Capital Partners. The address of its principal business is 3417 Hulen Street, Fort Worth, Texas 76107.


                              Page 8 of 25 Pages
PAGE
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		Jeffrey A. Cummer ("Mr. Cummer"), whose business address
                is 3417 Hulen Street, Fort Worth, Texas 76107, serves as the President and a Director of Holdings and its subsid-iaries Cummer/Moyers Securities, Inc. ("Securities"), Capital Partners and Advisors. Mr. Cummer is also a general partner of Capital Partners. Mr. Cummer is a United States citizen.

		Dwayne A. Moyers ("Mr. Moyers"), whose business address is 3417 Hulen Street, Fort Worth, Texas 76107, serves as the Vice President, Secretary, Treasurer and a Director of Holdings and its subsidiaries Securities, Capital Partners and Advisors. Mr. Moyers is also a general partner of Capital Partners. Mr. Moyers is a United States citizen.

		The Cummer/Moyers Holdings Inc. Profit Sharing Plan (the "Plan") is the profit sharing plan established for the benefit of the employees of Holdings and its subsidiar-ies. Mr. Cummer and Mr. Moyers serve as trustees of the Plan.

	During the past five years, the Reporting Persons (Holdings, Capital Partners, Advisors, Mr. Cummer, Mr. Moyers and the Plan) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

	The affiliate of the Reporting Persons is as follows:

		Securities is a Texas corporation which is engaged in the securities brokerage business, and is a wholly-owned subsidiary of Holdings. Securities is registered as a broker/dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. Mr. Cummer and Mr. Moyers are the officers and directors of Securities. The address of its principal business is 3417 Hulen Street, Fort Worth, Texas 76107.

	During the past five years, Securities has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

	Attached hereto as Schedule 1 and incorporated by reference herein is a table setting forth each of the Reporting Persons, together with their respective addresses and beneficial ownership of the Common Stock.

                              Page 9 of 25 Pages
PAGE
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	Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934,
each Reporting Person hereby expressly declares that the filing of this statement is not an admission that such Reporting Person is the beneficial owner of any shares of Common Stock other than those listed on Schedule 1 as being beneficially owned by such Reporting Person. The Reporting Persons disclaim beneficial ownership of 85,470 shares of Common Stock of the Issuer held in non-discretion-ary client accounts at Securities.

ITEM 3.	Source and Amount of Funds or Other Consideration

	Prior to July 1997, Mr. Cummer served as a registered princi-pal and branch manager of Investment Management and Research, Inc. ("IMR") and Mr. Moyers served as a registered representative of IMR. IMR is a wholly-owned subsidiary of Raymond James Financial, Inc., a Florida based holding company which offers a wide range of financial services to individual, corporate, governmental and institutional clients through its various subsidiaries. In these capacities Mr. Cummer and Mr. Moyers acquired approximately 176,750 shares of Common Stock on behalf of discretionary client accounts held by IMR. The source of funds used by Mr. Cummer and Mr. Moyers to acquire the 176,750 shares of Common Stock are funds contributed into the discretionary accounts by the account holders. Following the formation of Advisors and Securities by Holdings and the termination of Mr. Cummer's and Mr. Moyers' relationship with IMR in July 1997, these account holders transferred their discretionary client accounts to Securities and established an investment advisory relationship with Advisors. Advisors also purchased additional shares of Common Stock on behalf of various discretion-ary client accounts established at Securities. The 192,000 shares were acquired since December 1995 at prices ranging from $4.375 to $8.50 per share.

	The source of funds used by Capital Partners to acquire 210,000 shares of Common Stock on behalf of the Partnership are the capital contributions made by the limited partners to the Partner-ship. Capital Partners purchased the 210,000 shares in numerous separate transactions from December 29, 1995 to December 31, 1997 at prices ranging from $4.50 to $8.75 per share.

	The source of funds used by Mr. Cummer to acquire 1,800 shares of Common Stock was Mr. Cummer's personal funds. Mr. Cummer purchased the 1,800 shares in a single transaction on November 25, 1997 at a price of $5.125 per share for a total amount of $9,225.

	The source of funds used by Mr. Moyers to acquire 11,600 shares of Common Stock on behalf of the Dwayne A. Moyers IRA was Mr. Moyers' personal funds. Mr. Moyers, as the custodian of his IRA, purchased the 11,600 shares in eight separate transactions from December 28, 1995 to July 7, 1997 at prices ranging from $4.8661 to $7.50 per share for a total amount of approximately $68,844.

                              Page 10 of 25 Pages
PAGE

	The source of funds used by the Plan to acquire 10,000 shares of Common Stock was the contributions to the Plan made by the employees of Holdings and its subsidiaries. The Plan purchased the 10,000 shares in eight separate transactions from March 15, 1996 to June 13, 1997 at prices ranging from $5.00 to $6.625 per share for a total amount of approximately $55,876.

ITEM 4.	Purpose of Transaction

	On January 3, 1998, certain of the Reporting Persons and their affiliates formed The Committee to Enhance Data Systems & Software Inc. Stockholder Value (the "Committee") in response to their concerns over the poor financial performance of the Issuer's operations and the poor performance of the Issuer's stock. The members of the Committee are Cummer/Moyers Holdings, Inc., Cummer/Moyers Capital Partners, Inc., Cummer/Moyers Capital
Advisors, Inc., Dwayne A. Moyers, and Jeffrey A. Cummer. A copy of the agreement setting forth the rights and obligations of each member of the Committee is included as Exhibit B to this Schedule
13D.

	In particular, the Committee is concerned over the following matters:

		(1)	The Issuer had losses in excess of $5,600,000 for
the nine month period ended September 30, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q dated November 13 ,1997 for the period ended September 30, 1997;

		(2)	The Issuer's most significant asset, a 24% interest
in Tower Semiconductor Ltd., declined in value by over $75,000,000 since September 1995; and

		(3)	The Issuer's stock price declined by over 58% since
September 1995 (from $11 5/8 to $4 7/8) while the market for computer-related companies, as reflected by the NASDAQ Computer
Index, has rallied 71% during the same period.

	Despite the poor performance of the Issuer, the current Board of Directors of the Issuer, under the leadership of the Issuer's Chairman and CEO, George Morgenstern, has raised Mr. Morgenstern's annual base compensation from $300,000 per year to its current level of $420,000 per year, awarded Mr. Morgenstern stock options, restricted stock, and other compensation, having a value of over $1.75 million, and extended other benefits to Mr. Morgenstern. Additionally, during this same period the current Board of Direc-tors has taken numerous steps to reduce the rights of stockholders of the Issuer. Such steps include the adoption of (a) a "poison pill" Rights Agreement dated March 19, 1996 (the "Rights Agreement") which is triggered by the acquisition of 15% of the issued and outstanding stock of the Issuer and (b) various amendments to the Issuer's By-laws which eliminated the ability of the stockholders to call a special meeting of the stockholders and significantly curtailed the ability of the stockholders to nominate and install directors to the Board of Directors of the Issuer.

                              Page 11 of 25 Pages
PAGE
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	Additionally, the Committee believes that the various busi-
nesses which are a part of the Issuer lack a strategic fit and synergy. As a result, the Committee believes that these businesses do not complement each other and do not contribute any significant benefit to the value of the Issuer and, ultimately, the value of the Issuer's stock. The Committee believes that the marketplace would value these businesses at a higher level if they were operated on a "stand-alone basis" rather than as part of a conglomerate.

	Based on the foregoing, the Committee has determined to proceed with the solicitation of consents from the stockholders of the Issuer for the express purpose of bringing about certain fundamental corporate changes in the Issuer in order to increase stockholder value. On January 7, 1998 the Committee filed with the Securities and Exchange Commission a Preliminary Consent Solicita-tion Statement and related form of Consent, seeking the approval of numerous actions, including the removal of the existing Board of Directors; the election of the following five (5) individuals selected by the Committee to fill the vacated directorships, Dwayne
A. Moyers, Jeffrey A. Cummer, Kyle G. Kennedy, William Nelson II, and Alan M. Steinmetz (collectively, the "Nominees"); the repeal of certain recent amendments to the By-laws of the Issuer which eliminate or curtain the rights of stockholders (discussed above); and the termination of the Rights Agreement, or in the discretion of the Board of Directors, the amendment of the Rights Agreement to increase the triggering event from a 15% acquisition of the out-standing stock of the Issuer to a 25% acquisition of the outstand-ing stock of the Issuer.

	In the event the Committee is successful in its efforts to replace the existing Board of Directors of the Issuer, the Commit-tee believes the new Board will retain the services of independent auditors and financial advisors to evaluate the various businesses of the Issuer with a view toward restructuring the Issuer in a manner aimed at improving stockholder value. It is expected that such restructuring may include the sale, divestiture, spin-off, merger, repositioning or other reorganization of one or more of the Issuer's businesses or assets. However, as of January 13, 1998 the Committee has no specific plans with regard to such a restructuring of the Issuer.

	In the future, the Reporting Persons, either as members of the Committee or otherwise, may decide to purchase additional shares of Common Stock of the Issuer or sell part or all of their inventory of Common Stock of the Issuer.

	Except as set forth above, none of the Reporting Persons have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                              Page 12 of 25 Pages
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	Holdings has agreed to indemnify each Nominee for any losses which may be incurred by such Nominee as a result of serving in such capacity. A copy of the form of agreement entered into with each of the nominees is included as Exhibit E to this Schedule 13D.

	THE DISCLOSURES SET FORTH IN THIS SCHEDULE 13D ARE NOT INTENDED AS, AND THEREFORE SHOULD NOT BE DEEMED, A SOLICITATION OF CONSENTS IN FAVOR OF THE COMMITTEE'S PROPOSALS PURSUANT TO THE COMMITTEE'S PRELIMINARY CONSENT SOLICITATION STATEMENT ON FILE WITH THE SECURITIES AND EXCHANGE COMMISSION.

ITEM 5.	Interest in Securities of the Issuer

	The Reporting Persons beneficially own 425,400 shares of the class of securities identified in Item 1 which is 5.77% of such class of securities. The information contained in Schedule 1 hereto regarding the aggregate number and percentage of the class of securities identified in Item 1 beneficially owned by each Reporting Person is incorporated herein by reference.

	The Issuer reported on its Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 that it had 7,369,178 shares of Common Stock outstanding as of October 31, 1997. None of the Reporting Persons nor their affiliates have any options or warrants to purchase shares of Common Stock of the Issuer.

	The information contained in Schedule 1 hereto regarding the power to vote or dispose of securities identified in Item 1 bene-ficially owned by the Reporting Persons is incorporated herein by reference. All shares of Common Stock owned by a Reporting Person who is an individual is subject to such Reporting Person's sole power to vote and dispose of such shares of Common Stock. All voting and disposition decisions concerning shares of Common Stock owned by a Reporting Person that is a corporation will be made by the majority vote of the Board of Directors of such Reporting Person, except as provided below:

	Advisors has dispositive power, but not voting power, over 192,000 shares of Common Stock. These shares are held in various discretionary accounts and voting control over these shares has been retained by the discretionary account holders who have contracted with Advisors for investment advisory services. However, as the investment advisor with respect to the 192,000 shares held in such discretionary accounts, Advisors will be able to advise the account holders with respect to the voting of such shares. Advisors, however, has no existing arrangements or understanding, whether oral or written, with the account holders with respect to the voting of such shares and in particular with respect to the consent solicitation. Copies of the form of contracts for advisory services entered into by Advisors and the discretionary account holders are attached as Exhibits C-1, C-2 and C-3.

                              Page 13 of 25 Pages
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	The management and control of the Partnership is vested
        exclusively in Capital Partners, Mr. Cummer and Mr.
        Moyers as the general partners of the Partnership. In such capacities Capital Partners, Mr. Cummer and Mr. Moyers have voting and dispositive power over all securities acquired by the Partnership. A copy of the Investors Strategic Partners, I Ltd. Limited Partnership Agreement is attached hereto as Exhibit D and by reference made a part hereof.

	 All voting and disposition decisions concerning shares of Common Stock owned by the Plan will be made by the trustees of the Plan, Mr. Cummer and Mr. Moyers.

	None of the Reporting Persons effected any transactions in shares of Common Stock of the Issuer within the sixty (60) days prior to the date of the event requiring the filing of this statement, except for:

9,900 shares acquired by Advisors on the open market at prices ranging from $4.375 to $5.75 per share from November 7, 1997 to December 31, 1997:

	11-07-97	bought 700 shares at $5.75
	12-31-97	bought 2,700 shares at $4.50
	12-31-97	bought 4,600 shares at $4.50
	12-31-97	bought 400 shares at $4.375
	12-31-97	bought 1,500 shares at $4.50

30,000 shares acquired by Capital Partners on the open market at prices ranging from $4.50 to $5.3125 per share from November 12, 1997 to December 31, 1997:

	11-12-97	bought 7,000 shares at $5.3125
	11-12-97	bought 10,000 shares at $4.7375
	11-27-97	bought 3,000 shares at $4.875
	12-02-97	bought 7,000 shares at $4.875
	12-31-97	bought 3,000 shares at $4.50

25,000 shares sold by Capital Partners on the open market at $5.375 per share in two transactions on November 6, 1997:

	11-06-97	sold 10,000 shares at $5.375
	11-06-97	sold 15,000 shares at $5.375

1,800 shares acquired by Mr. Cummer on the open market at $5.125 per share on November 25, 1997.

300 shares sold by Mr. Moyers on the open market at $4.6875 per share on November 14, 1997.

                              Page 14 of 25 Pages
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	The Reporting Persons know of no other person who has a right to receive or the power to direct receipt of dividends or proceeds from the sale of the securities of the Issuer that are the subject of this Schedule 13D.

	The Reporting Persons have not ceased to be subject to the reporting requirements of Schedule 13D during the period of this statement.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer

	Except as set forth below, there are no contracts, arrange-ments, understandings or relationships among the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

	Advisors has entered into agreements with Securities and its customers regarding the provision of discretionary investment advisory services on behalf of such customers. Pursuant to such agreements Advisors has the sole investment authority with regard to assets in such customer accounts, while voting control has been retained by the holders of such accounts. See Exhibits C-1, C-2 and C-3.

	Capital Partners serves as the corporate general partner of the Partnership, and Mr. Cummer and Mr. Moyers serve as the individual general partners of the Partnership. In these capaci-ties, Capital Partners, Mr. Cummer and Mr. Moyers have the sole and exclusive right to buy and sell securities on behalf of the Partnership and to vote same. Capital Partners', Mr. Cummer's and Mr. Moyers' authority is set forth in the Limited Partnership Agreement. See Exhibit D.

	Holdings has agreed to indemnify each Nominee for any losses which may be incurred by such Nominee as a result of serving in such capacity. A copy of the form of agreement entered into with each of the nominees is included as Exhibit E to this Schedule 13D.

	The Committee has also verbally agreed to pay Mr. Alan
Steinmetz, one of the Nominees, a "success fee" upon successful completion of the consent solicitation only if the Committee is reimbursed for this fee by the Issuer.

ITEM 7.	Material to be Filed as Exhibits

	Except as set forth below, there are no exhibits required to be filed as part of this Schedule 13D.

	Exhibit A		Joint Acquisition Statement (incorporated
                                herein by reference to Exhibit A to the
                                Reporting Persons' Schedule 13D/A (Amendment
                                No. 1) filed with the Securities and
                                Exchange Commission on February 11, 1998)

                              Page 15 of 25 Pages
PAGE

        Exhibit B               Committee Organization Letter (incorporated
                                herein by reference to Exhibit B to the
                                Reporting Persons' Schedule 13D (Amendment
                                No. 1) filed with the Securities and
                                Exchange Commission on January 13, 1998)

        Exhibit C-1             Cummer/Moyers Capital Advisors
				Cummer/Moyers Securities
				Platinum Account (incorporated herein by reference to Exhibit B-1 to the Reporting
                                Persons' Schedule 13D/A (Amendment No. 1) filed with the Securities and Exchange Com-mission on February 11, 1998)

        Exhibit C-2             Cummer/Moyers Capital Advisors, Inc.
				Cummer/Moyers Securities
				Managed Account Service Agreement (incorporat-ed herein by reference to Exhibit B-2 to the Reporting Persons' Schedule 13D/A (Amendment
                                No. 1) filed with the Securities and Exchange
                                Commission on February 11, 1998)

        Exhibit C-3             Cummer/Moyers Capital Advisors
				Cummer/Moyers Securities
				Managed Investment Program Agreement (incorpo-rated herein by reference to Exhibit B-3 to the Reporting Persons' Schedule 13D/A (Amend-ment No. 1) filed with the Securities and Exchange Commission on February 11, 1998)

	Exhibit D		Investors Strategic Partners I, Ltd. Limited
                                Partnership Agreement (incorporated herein by reference to Exhibit C to the Reporting
                                Persons' Schedule 13D/A (Amendment No. 1) filed with the Securities and Exchange Com-mission on February 11, 1998)

	Exhibit E		Form of Indemnification Agreement

                              Page 16 of 25 Pages
PAGE

                                  SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                CUMMER/MOYERS HOLDINGS, INC.


Dated:  February 10, 1998	/s/ Jeffrey A. Cummer
                                ---------------------
                                Jeffrey A. Cummer, President


Dated:  February 10, 1998	/s/ Dwayne A. Moyers
                                --------------------
                                Dwayne A. Moyers, Vice President,
                                Secretary and Treasurer


                                CUMMER/MOYERS CAPITAL ADVISORS, INC.


Dated:  February 10, 1998	/s/ Jeffrey A. Cummer
                                ---------------------
                                Jeffrey A. Cummer, President


Dated:  February 10, 1998	/s/ Dwayne A. Moyers
                                --------------------
                                Dwayne A. Moyers, Vice President,
                                Secretary and Treasurer


                                CUMMER/MOYERS CAPITAL PARTNERS, INC.


Dated:  February 10, 1998	/s/ Jeffrey A. Cummer
                                ---------------------
                                Jeffrey A. Cummer, President


Dated:  February 10, 1998	/s/ Dwayne A. Moyers
                                --------------------
                                Dwayne A. Moyers, Vice President,
                                Secretary and Treasurer


Dated:  February 10, 1998	/s/ Jeffrey A. Cummer
                                ---------------------
                                Jeffrey A. Cummer


Dated:  February 10, 1998	/s/ Dwayne A. Moyers
                                --------------------
                                Dwayne A. Moyers


                                CUMMER/MOYERS HOLDINGS, INC. PROFIT
                                   SHARING PLAN


Dated:  February 10, 1998	/s/ Jeffrey A. Cummer
                                ---------------------
                                Jeffrey A. Cummer, Trustee


Dated:  February 10, 1998	/s/ Dwayne A. Moyers
                                --------------------
                                Dwayne A. Moyers, Trustee

                              Page 17 of 25 Pages
PAGE

                                EXHIBIT INDEX



Exhibit                Document
-------                --------

E                      Form of Indemnification Agreement

                              Page 18 of 25 Pages
PAGE

                                  Schedule 1
                  Reporting Persons and Beneficial Ownership

                              Address of
                               Principal         Principal        Amount
      Name of               Business Office      Business or   Beneficially      Percent
  Reporting Person           or Residence        Occupation       Owned         of Class
---------------------      --------------------  ----------    ------------     --------
Cummer/Moyers Holdings,    3417 Hulen Street
Inc.                       Fort Worth, TX 76107     (1)           402,000 (2)    5.46%

Cummer/Moyers Capital      3417 Hulen Street
Advisors, Inc.             Fort Worth, TX 76107     (3)           192,000 (4)    2.61%

Cummer/Moyers Capital      3417 Hulen Street
Partners, Inc.             Fort Worth, TX 76107     (5)           210,000 (6)    2.85%

Jeffrey A. Cummer          3417 Hulen Street
                           Fort Worth, TX 76107     (7)           413,800 (8)    5.62%

Dwayne A. Moyers           3417 Hulen Street
                           Fort Worth, TX 76107     (9)           423,600 (10)   5.75%

Cummer/Moyers Holdings,    3417 Hulen Street
Inc. Profit Sharing Plan   Fort Worth, TX 76107     (11)           10,000 (12)   0.14%


                                                 Number of Shares as
                                              to Which Such Person Has
                             -----------------------------------------------------------
                             Sole Power       Shared         Sole Power     Shared Power
                             to Vote or      Power to        to Dispose      to Dispose
       Name of               to Direct      Vote or to      or to Direct    or to Direct
   Reporting Person            Vote         Direct Vote      Disposition     Disposition
----------------------       ----------     -----------     ------------    ------------
Cummer/Moyers Holdings,
Inc.                                0         210,000                0         402,000

Cummer/Moyers Capital
Advisors, Inc.                      0               0                0         192,000

Cummer/Moyers Capital
Partners, Inc.                      0         210,000                0         210,000

Jeffrey A. Cummer               1,800         220,000            1,800         412,000

Dwayne A. Moyers               11,600         220,000           11,600         412,000

Cummer/Moyers Holdings,
Inc. Profit Sharing Plan       10,000               0           10,000               0




1	Cummer/Moyers Holdings, Inc. ("Holdings") is principally engaged, through its wholly-owned subsidiary, Cummer/Moyers Securities, Inc. ("Securities"), in the securities business, and through its other subsidiaries also provides investment advisory and other financial services to its clients.

2	Includes 192,000 shares held in discretionary accounts of clients of
        Securities, regarding which Cummer/Moyers Capital Advisors, Inc. ("Advisors") has shared dispositive powers; and 210,000 shares owned by Investors Strategic Partners I, Ltd., a Texas limited partnership (the "Partnership"), which operates as an investment limited partnership, investing primarily in equity securities, over which Cummer/Moyers Capital Partners, Inc. ("Partners"), Jeffrey A. Cummer and Dwayne A. Moyers have shared voting and dispositive powers as the general partners of the Partnership. As the sole shareholder of Advisors and Partners, Holdings is deemed to have shared voting and/or dispositive powers regarding the shares over which its subsidiaries exercise such powers.

3	Cummer/Moyers Capital Advisors, Inc. is engaged in the business of providing investment advisory services.

4	Represents 192,000 shares held in discretionary accounts of clients of Securities, regarding which Advisors has shared dispositive powers. Voting control over these shares has been retained by the discretionary account holders who have contracted with Advisors for investment advisory services.

5	Cummer/Moyers Capital Partners, Inc. serves as the corporate general partner of the Partnership.

6	Represents 210,000 shares owned by the Partnership, over which
        Partners, Mr. Cummer and Mr. Moyers have shared voting and dispositive powers as the general partners of the Partnership.

                              Page 19 of 25 Pages
PAGE

7	Jeffrey A. Cummer serves as the President and a Director of
        Cummer/Moyers Holdings, Inc. and its subsidiaries Cummer/Moyers Securities, Inc., Cummer/Moyers Capital Partners, Inc. and Cummer/Moyers Capital Advisors, Inc.

8	Includes 1,800 shares owned of record over which Mr. Cummer has sole voting and dispositive powers; 192,000 shares held in discretionary accounts of clients of Securities regarding which Advisors has shared dispositive powers and regarding which Mr. Cummer has shared dispositive powers as a director and officer of Advisors; 210,000 shares owned by the Partnership regarding which Mr. Cummer has shared voting and dispositive powers as a director and officer of Partners, the corporate general partner of the Partnership, and as an individual general partner of the Partnership; and 10,000 shares held by the Cummer/Moyers Holdings, Inc. Profit Sharing Plan (the "Plan") regarding which Mr. Cummer has shared voting and dispositive powers as a trustee of the Plan.

9	Dwayne A. Moyers serves as the Vice President, Secretary, Treasurer and a Director of Cummer/Moyers Holdings, Inc. and its subsidiaries Cummer/Moyers Securities, Inc., Cummer/Moyers Capital Partners, Inc. and Cummer/Moyers Capital Advisors, Inc.

10	Includes 11,600 shares owned by the IRA for Dwayne A. Moyers regarding which Mr. Moyers has sole voting and dispositive powers; 192,000 shares held in discretionary accounts of clients of Securities regarding which Advisors has shared dispositive powers and regarding which Mr. Moyers has shared dispositive powers as a director and officer of Advisors; 210,000 shares owned by the Partnership regarding which Mr. Moyers has shared voting and dispositive powers as a director and officer of Partners, the corporate general partner of the Partnership, and as an individual general partner of the Partnership; and 10,000 shares held by the Plan regarding which Mr. Moyers has shared voting and dispositive powers as a trustee of the Plan.

11	The Cummer/Moyers Holdings Inc. Profit Sharing Plan is the profit sharing plan established for the benefit of the employees of Cummer/Moyers Holdings, Inc. and its subsidiaries.

12	Represents 10,000 shares owned by employees of Cummer/Moyers
        Holdings, Inc. and its subsidiaries over which the Plan has sole voting and dispositive powers.

                              Page 20 of 25 Pages
PAGE

                                  EXHIBIT E

                          INDEMNIFICATION AGREEMENT



	This Indemnification Agreement (the "Agreement") is entered into by and among The Committee to Enhance Data Systems & Software Inc. Stockholder Value (the "Committee"), Cummer/Moyers Holdings, Inc., a Texas corporation ("Cummer/Moyers"), and _______________ ("Indemnitee").

	WHEREAS, the Committee is an independent stockholder committee which was formed for the purpose of seeking relief from certain past and contemplated actions by the current management and directors of Data Systems & Software, Inc. ("DSSI") by organizing and mobilizing the stockholders of DSSI to take certain stockholder action appropriate and necessary to correct the effects of such actions; and

	WHEREAS, Cummer/Moyers is a member of the Committee; and

	WHEREAS, in order to implement its goals, the Committee is seeking through a Consent Solicitation Statement the approval of a number of proposals from the stockholders of DSSI, including the removal of the current Board of Directors of DSSI and the filling of such ensuing vacancies with the Committee's five (5) nominees for directorships; and

	WHEREAS, Indemnitee has been nominated by the Committee to serve as a director of DSSI and Indemnitee has agreed to the inclusion of his name in the Committee's slate of directors; and

	WHEREAS, if the Committee is successful in its efforts, Indemnitee has further agreed to serve as a director of DSSI; and

	WHEREAS, Indemnitee is reluctant to have his name included in the Committee's slate of directors unless he is provided with reasonable protection through indemnification against certain risks undertaken in this regard; and

	WHEREAS, Cummer/Moyers has determined that Cummer/Moyers should contractually obligate itself to indemnify Indemnitee for such risks to the extent provided in this Agreement;

	NOW, THEREFORE, in consideration of the premises and the covenants contained herein, the Committee, Cummer/Moyers and Indemnitee do hereby covenant and agree as follows:


	1.	Services of Indemnitee.  Indemnitee accepts the nomina-
tion by the Committee to serve as a director of DSSI and agrees to the inclusion of his name in the Committee's slate of directors.
Indemnitee further agrees to not withdraw his nomination without the prior written consent of the Committee.

PAGE

	2.	Indemnification Provisions.

		(a)	Indemnification.  Cummer/Moyers agrees to indemnify
Indemnitee and hold Indemnitee harmless to the extent permitted by law from and against any Adverse Consequences Indemnitee may suffer resulting from, arising out of, relating to, or caused by Indem-nitee's nomination by the Committee as a director of DSSI and the inclusion of his name in the Committee's slate of directors, except for any Adverse Consequences resulting from, arising out of, relating to, or caused by Indemnitee's actions not taken in good faith or which constitute fraud, willful misconduct or gross negligence, which Adverse Consequences are expressly excluded from the foregoing indemnification obligations of Cummer/Moyers.

		(b)	Adverse Consequences.  "Adverse Consequences" means
all actions, suits, proceedings, hearings, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, losses, expenses, and fees, including court costs and attorneys' fees and expenses.

		(c)	Matters Involving Third Parties.

			(i)	If any third party shall notify Indemnitee
with respect to any matter (a "Third Party Claim") which may give rise to a claim for indemnification against Cummer/Moyers under this Section 2, then Indemnitee shall promptly notify Cummer/Moyers thereof in writing; provided, however, that no delay on the part of Indemnitee in notifying Cummer/Moyers shall relieve Cummer/Moyers from any obligation hereunder unless (and then solely to the extent) Cummer/Moyers thereby is materially prejudiced.

			(ii)	Cummer/Moyers will have the right to defend
Indemnitee against the Third Party Claim with counsel of its choice satisfactory to Indemnitee so long as (A) Cummer/Moyers notifies
Indemnitee in writing within thirty (30) days after Indemnitee has given notice of the Third Party Claim that Cummer/Moyers will indemnify Indemnitee from and against the entirety of any Adverse
Consequences Indemnitee may suffer resulting from, arising out of, relating to, or caused by the Third Party Claim, (B) Cummer/Moyers provides Indemnitee with evidence acceptable to Indemnitee that Cummer/Moyers will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (C) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, and (D) Cummer/Moyers conducts the defense of the Third Party Claim actively and diligently and timely provides information to Indemni-tee as to the status of the Third Party Claim.

			(iii)	So long as Cummer/Moyers is conducting the
defense of the Third Party Claim in accordance with Section
2(c)(ii), (A) Indemnitee may retain separate co-counsel at his sole cost and expense and participate in the defense of the Third Party
Claim, (B) Indemnitee will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of Cummer/Moyers, and (C)
Cummer/Moyers will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of Indemnitee.

                                   -2-
PAGE

			(iv)	In the event any of the conditions in
Section 2(c)(ii) is or becomes unsatisfied, however, (A) Indemnitee may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner he may deem appropriate (and Indemnitee need not consult with, or obtain any consent from, Cummer/Moyers in connection therewith), (B) Cummer/Moyers will reimburse Indemnitee promptly and periodically for the costs of defending against the Third Party Claim (including attorneys' fees and expenses), and (C)
Cummer/Moyers will remain responsible for any Adverse Consequences Indemnitee may suffer resulting from, arising out of, relating to, or caused by the Third Party Claim to the fullest extent provided in this Section 2.

	3. Duration of Agreement. This Agreement shall apply to any Third Party Claim asserted on or after the effective date of this Agreement and shall continue until and terminate upon the later of:
 (a) one (1) year after the effective date of this Agreement or (b) the final termination of all pending or threatened proceedings of the kind described herein with respect to Indemnitee; provided, however, the indemnification obligations of Cummer/Moyers under this Agreement shall immediately cease in the event Indemnitee withdraws his nomination from the Committee's slate of directors without the prior written consent of the Committee.

	4. Severability. If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceabili-ty of the remaining provisions of this Agreement (including without limitation, all portions of any sections of this Agreement contain-ing any such provision held to be invalid, illegal or unenforce-able, that are not themselves invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Agreement (including, without limitation, all portions of any section of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

	5. Identical Counterparts. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original but all of which together shall constitute one and the same Agreement. Only one such counterpart signed by the party against whom enforceability is sought needs to be produced to evidence the existence of this Agreement.

                                   -3-
PAGE

	6. Headings. The headings of the sections of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

	7. Modification and Waiver. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by all of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

	8. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if (i) delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed, or (ii) mailed by certified mail with postage prepaid, on the third business day after the date on which it is so mailed:

		(a)	If to Indemnitee:

				________________________________
				________________________________
				________________________________

		(b)	If to the Committee or to Cummer/Moyers:

				Cummer/Moyers Holdings, Inc.
				3417 Hulen Street
				Fort Worth, Texas 76107
				Attn:  Dwayne A. Moyers

From time to time any party to this Agreement may designate another address within the forty-eight (48) contiguous states of the United States of America by giving the other parties to this Agreement at least thirty (30) days' prior written notice of such change of address in accordance with the provisions of this Section 8.

	9. Governing Law. The parties agree that this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Texas.

	10. Binding Effect. This Agreement shall be binding upon and inure to the benefit of Indemnitee, his heirs, legatees, executors, administrators, legal representatives, successors and permitted assigns, and upon Cummer/Moyers and the Committee, and their respective successors and permitted assigns.

                                   -4-
PAGE

	11. Assignment. This Agreement may not be assigned by a party to this Agreement without the prior written consent of the other parties to this Agreement.

	12. Cummer/Moyers as Sole Indemnitor. Notwithstanding the fact that the Committee is a party to this Agreement, neither the Committee nor any member thereof, other than Cummer/Moyers, shall have any indemnification obligations under this Agreement.

	IN WITNESS WHEREOF, the parties hereto have executed this Agreement on this _____ day of _______________, 1998.


COMMITTEE:                       THE COMMITTEE TO ENHANCE DATA SYSTEMS
                                     & SOFTWARE INC. STOCKHOLDER VALUE



                                 _____________________________________
                                 Member



                                 _____________________________________
                                 Member



CUMMER/MOYERS:                   CUMMER/MOYERS HOLDINGS, INC.,
                                    a Texas Corporation



                                 By:______________________________
                                    __________________, __________


INDEMNITEE:                      _________________________________